15026977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
JUN - 1 2015
WASH, D.C.
201

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48711 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.
(File as Public Information)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

| Plantation | FL | 33324 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Weiss (954) 652-7271
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 200 South Biscayne Blvd, Suite 2000 | Miami | Florida | 33131 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Gary Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY D MARTINEZ
Notary Public - State of Florida
Commission # FF 207478
My Comm. Expires Mar 9, 2019
Bonded through National Notary Assn.

Signature

President & Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**TRADESTATION SECURITIES, INC.**

Statement of Financial Condition

March 31, 2015

**Table of Contents**


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Notes to Financial Statement | 3 |

**KPMG LLP**
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.:

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. (the Company) as of March 31, 2015 (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of March 31, 2015 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 28, 2015
Miami, Florida
Certified Public Accountant

**TRADESTATION SECURITIES, INC.**

Statement of Financial Condition

March 31, 2015

(In thousands, except share data)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 24,488 |
| Cash and investments segregated in compliance with federal regulations | | 1,612,875 |
| Securities owned, at fair value | | 7,996 |
| Receivables from brokers, dealers, clearing organizations and clearing agents | | 1,333,433 |
| Receivables from brokerage customers | | 95,004 |
| Property and equipment, net | | 499 |
| Deposits with clearing organizations | | 72,942 |
| Deferred tax asset, net | | 1,710 |
| Other assets | | 10,486 |
| Due from affiliated companies | | 206 |
| Total assets | $ | 3,159,639 |

**Liabilities and Shareholder's equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Payables to brokers, dealers and clearing organizations | $ | 1,280,108 |
| Payables to brokerage customers | | 1,755,538 |
| Accounts payable and accrued liabilities | | 7,093 |
| Due to affiliated companies | | 21,707 |
| Notes payable | | 15,000 |
| Total liabilities | | 3,079,446 |
| Shareholder's equity: | | |
| Common stock, $1.00 par value. Authorized 1,000 shares; 100 issued and outstanding | | — |
| Additional paid-in capital | | 30,334 |
| Retained earnings | | 49,859 |
| Total shareholder's equity | | 80,193 |
| Total liabilities and shareholder's equity | $ | 3,159,639 |

See accompanying notes to financial statements.

## (1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York. TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The trading platform currently offers streaming real-time equities, equity options and futures market data and manual or automated electronic order placement of equities, options and futures trades. During April 2011, the Company transferred all of its forex accounts to an affiliated entity, IBFX, Inc. (formerly known as TradeStation Forex, Inc.) and at that time ceased offering forex services and terminated its forex brokerage business.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base, and on March 29, 2005 commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the Depository Trust & Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corporation (clearance agent) on a fully disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. However, the Company received notice from JP Morgan Clearing Corp. in April 2015 that it was discontinuing its correspondent clearing operations and therefore terminating its clearance agreement with the Company. The Company has decided not to replace JP Morgan Clearing Corp. with a similar corresponding clearing firm. Accordingly, over the next several weeks or months, Company accounts currently fully disclosed to JP Morgan will be transferred to the Company, closed or transferred to another brokerage firm. The Company conducted its forex brokerage business on a fully disclosed basis through Gain Capital Group, LLC until it terminated all of such forex brokerage business in April 2011.

On January 4, 2010, TradeStation Securities converted its clearance of futures accounts using R.J. O'Brien (RJO) from a fully disclosed basis to an omnibus clearance basis. As a result of converting to omnibus clearance, TradeStation Securities received from RJO $349.0 million in futures customers' funds, which were then appropriately segregated in accordance with Commodity Exchange Act rules. In April 2014, the Company decided to begin an initiative to become a self-clearing FCM. On April 11, 2014, The Company

entered into an agreement with the SunGard Futures Division Systems, a division of SunGard Systems International Inc. (SunGard) to license its GMI Financial Accounting System and related systems (GMI) to provide back-office support and systems, and during December 2014 purchased certain CME Group futures and ICE Clear U.S. clearing exchange memberships. These exchange memberships were recorded at a cost basis of $4.0 million. In addition, as required to purchase an ICE Clear U.S. clearing membership, the Company purchased 3,162 shares of Intercontinental Exchange, Inc. (NYSE: ICE) common stock in May 2014 and recorded the purchase at a cost basis of $594,000. The conversion to self-clearing for futures is expected to occur in the summer of 2015.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, National Futures Association (NFA), the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, International Securities Exchange, CME Group exchanges (CME, CBOT, NYMEX and COMEX), and ICE Clear U.S. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission (CFTC) and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

During June 2011, the Parent Company was acquired by Monex Group, Inc. (Monex), headquartered in Chiyoda-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, including its main subsidiary Monex Inc., provides a variety of financial services to individual investors including securities brokerage, M&A advisory, debit and equity underwriting, asset management, investment education, and other investment banking functions. These financial statements do not reflect purchase accounting as all purchase accounting entries were recorded by the Parent Company. As a result, the assets and liabilities were recorded at historical cost basis in the Company's financial statement.

## (2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of this financial statement:

### *(a) Use of Estimates*

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

### *(b) Cash and Cash Equivalents*

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan

Chase). The Company maintains its cash and cash equivalents in financial institutions the Company considers of high credit quality. Cash balances in these accounts may exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the period, cash and cash equivalents balance may increase or decrease by the second business day subsequent to period-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* for details.

***(c) Cash and Investments Segregated in Compliance with Federal Regulations***

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $1.61 billion consists of $1.25 billion in cash and $360 million in United States Treasury securities. As of March 31, 2015, $1.1 billion was segregated in special reserve accounts at Sumitomo Mitsui Banking Corporation, $417 million was segregated in special reserve accounts at JPMorgan Chase and $95 million was segregated in special reserve accounts at RJO. Of the total segregated amount of $1.61 billion, $1.1 billion is segregated in accordance with Rule 15c3-3 and $511 million is segregated in accordance with CFTC requirements. On April 1, 2015, cash and investments segregated in compliance with federal regulations decreased by $8.0 million as a result of a transfer to cash and cash equivalents related to the 15c3-3 calculation as of March 31, 2015.

***(d) Securities Owned, at Fair Value***

Securities owned of $8.0 million as of March 31, 2015 consisted of U.S. Treasury Bills accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each security.

***(e) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents***

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*). Payables to brokers, dealers and clearing organizations include amounts for securities loaned from broker dealers, payables to clearing organizations and payables to brokers. In addition, the Company services some of its securities institutional customer accounts through J.P. Morgan Clearing Corp., and its futures customer accounts through RJO on an omnibus clearance basis. These clearing agents provide services, handle the Company's customers' funds, hold securities and futures positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See note 3 – Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents.

***(f) Securities Borrowed and Loaned***

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively.

Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from broker-dealers is included within receivables from broker-dealers and clearing organizations on the accompanying statement of financial condition.

***(g) Receivables from and Payable to Brokerage Customers***

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

Payable to brokerage customers primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. Payables to brokerage customers also include future customers' gains and losses on open trades.

***(h) Property and Equipment***

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

***(i) Exchange Memberships***

Exchange memberships are recorded at cost and are evaluated for impairment as circumstances may warrant. (See *Impairment of Long Lived Assets*.) The Company's shares of ICE common stock are carried at fair value based on the closing stock price of ICE. As of March 31, 2015, the shares were valued at $738,000. The Company's exchange memberships and ICE shares are included within other assets in the accompanying statement of financial condition.

***(j) Impairment of Long-Lived Assets***

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2015.

***(k) Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; securities owned, at fair value; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; ICE common stock shares; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and notes payable approximate fair value due to their short term nature as of March 31, 2015. See note 13 – Fair Value for further discussion on fair value methodology.

***(l) Securities and Futures Transactions***

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

Customer futures transactions are recorded on a trade-date basis.

***(m) Operating Leases***

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the lease term. See note 14 – Commitments and Contingencies – Operating Leases.

***(n) Income Taxes***

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes and FIN 48*, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not more likely than not to be sustained as of March 31, 2015.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 11 – Income Taxes.

## (3) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2015 (in thousands):

| | | |
|---|---|---|
| Securities borrowed from broker-dealers | $ | 1,331,747 |
| Fees and commissions receivable from clearing agents | | 1,674 |
| Securities failed to deliver to broker-dealers and other | | 12 |
| | $ | 1,333,433 |

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2015 (in thousands):

| | | |
|---|---|---|
| Securities loaned from broker-dealers | $ | 1,279,190 |
| Payables to clearing organizations | | 904 |
| Payables to brokers | | 14 |
| | $ | 1,280,108 |

Effective April 1, 2013, the Company adopted the amended disclosure guidance about offsetting certain assets and liabilities, which requires additional information about the Company's securities borrowing and securities lending transactions that are offset or subject to an enforceable master netting arrangement or similar agreement. The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to evaluate the potential effects of rights of setoff between these recognized assets and liabilities as of March 31, 2015 (in thousands):

| | | | | | | | Gross amounts not offset in the statement of financial condition | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Gross amounts of recognized assets and liabilities | Gross amounts offset in the statement of financial condition | | Amounts presented in the statement of financial condition | | Collateral received or pledged (including cash) | | Net amount |
| Assets: | | | | | | | | | |
| Deposits paid for securities borrowed | $ | 1,331,747 | — | $ | 1,331,747 | $ | (1,273,134) | $ | 58,613 |
| Liabilities: | | | | | | | | | |
| Deposits received for securities loaned | $ | 1,279,190 | — | $ | 1,279,190 | $ | (1,223,092) | $ | 56,098 |

Included in the gross amounts of deposits paid for securities borrowed is $1.1 billion and included in the amount of deposits received for securities loaned is $1.1 billion transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

## (4) Receivables from Brokerage Customers

Receivables from brokerage customers of $95.0 million at March 31, 2015 consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as

collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At March 31, 2015, the Company was charging a base margin debit interest rate of 8.5% per annum on debit balances in brokerage customer accounts. "Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders some portion of the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

## (5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2015 (in thousands):

| | Estimated useful life in years | | Amount |
|---|---|---|---|
| Computers and software | 3 – 5 | $ | 4,648 |
| Furniture and equipment | 3 – 7 | | 819 |
| Leasehold improvements | 5 – 10 | | 442 |
| | | | 5,909 |
| Accumulated depreciation | | | (5,410) |
| | | $ | 499 |

## (6) Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of March 31, 2015, the Company had cash deposits with clearing organizations totaling $72.9 million for the clearing of stock trades, standardized equity option trades and for the eventual self-clearing of futures trades, as discussed in note 1.

## (7) Notes Payable

On April 18, 2014, the Company entered into a credit facility agreement with Monex, Inc., a subsidiary of Monex. The agreement permits the Company to borrow up to $50,000,000 from Monex, Inc., for general operational needs bearing an interest rate that will be agreed upon by both parties on the drawdown date and a maturity date not to exceed three months from the funding date. The agreement expired on March 31, 2015 and was renewed until March 31, 2016 with identical terms. On May 16, 2014, June 6, 2014, and March 26, 2015 the Company received drawdowns of $5,000,000, $10,000,000, and $35,000,000, respectively, from Monex, Inc. under this agreement. The $35,000,000 drawdown was repaid on March 30, 2015, reducing the outstanding balance to $15,000,000 as of March 31, 2015. During the year ended March 31, 2015, the interest rate charged to the Company on its credit facility drawdowns ranged from 0.9% to 1.0%. Accrued interest payable is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

## (8) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Agreement also requires the Company to pay monthly fees for administrative services.

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., IBFX, Inc. and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

The Parent Company has an operating lease agreement, expiring in May 2022, for its corporate headquarters in Plantation, FL. The Company is allocated approximately 50% of the cost of this lease.

The Company provides consulting services to an affiliate for software development projects. The Company's revenue is based on a 9% mark-up on the salaries and benefits and other overhead expenses incurred by the Company.

The Parent Company has a $20.0 million intraday overdraft line of credit with Mizuho Bank, primarily to be used by the Company to pre-fund any Treasury bill maturities from its 15c3–3 customer reserve accounts. The Company utilized this line of credit once during the year on May 1, 2014 repaying the drawdown of $20.0 million on the same day. In addition, the Parent Company has unsecured lines of credit with multiple banks totaling $120 million that may be used by the Company for liquidity pursuant to a funding agreement dated May 20, 2015.

The amount due to affiliated companies represents the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the Agreement and the expense-sharing

agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as a result of various transactions, including amount receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid primarily to the Company by its affiliates using their available cash balances.

## (9) Payables to Brokerage Customers

At March 31, 2015, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $1.76 billion. These funds are the principal source of funding for margin lending. At March 31, 2015, the Company was not paying interest on cash balances in brokerage customer accounts.

## (10) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenues Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

## (11) Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated federal and state income tax returns. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable and payable will be settled with the Parent Company. As of March 31, 2015, the Company had income taxes receivable from the Parent Company of $3.8 million, included in other assets, pertaining to multiple state jurisdictions. In addition, as of March 31, 2015, the Company had income tax payable to the Parent Company of $201,000, included in accounts payable and accrued liabilities, pertaining to federal and certain state jurisdictions. The Company is no longer subject to United States federal tax examinations for periods prior to 2013 or state and local tax examinations prior to 2009.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2015 (in thousands):

| | | |
|---|---|---|
| Deferred income tax assets: | | |
| Accrued expenses and other | $ | 743 |
| State net operating loss carry forward | | 601 |
| Stock-based compensation | | 303 |
| Property and equipment, net | | 184 |
| | | 1,831 |
| Deferred income tax liabilities: | | |
| Difference in revenue recognition | | (121) |
| | $ | 1,710 |

There was no valuation allowance recorded for deferred tax assets as of March 31, 2015. Management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

## (12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,000,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. During 2012, the Company requested a waiver from NFA's Compliance Rule 2-9's Enhanced Supervisory Requirements and a full waiver was granted. Among other conditions stipulated in the waiver, the Company agreed to maintain adjusted net capital of at least the early warning requirement, which is defined as 110% of the net capital requirement under CFTC rules. In February 2015, the NFA notified the Company it would no longer be obligated to maintain net capital of at least its early warning requirement. At March 31, 2015, the Company had net capital of $53.1 million (28.8% of aggregate debit items), which was $49.1 million in excess of its required net capital of $4.0 million.

Futures positions owned by customers held by the Company in lieu of cash totaling $16.0 million as of March 31, 2015 was reported in the Company's Form X-17A-5 but not reported in the accompanying statement of financial condition. As a result, the Company's total assets and total liabilities and shareholder's equity as reported in Form X-17A-5 totaled approximately $3.18 billion instead of $3.16 billion as presented on the accompanying statement of financial condition. There was no impact on the Company's net capital computation.

## (13) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

*Level 1* – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist primarily of U.S. Treasuries which are either included under cash and investments segregated in compliance with federal regulations, and securities owned, at fair value. As of March 31, 2015, the Company's U.S. Treasuries had maturities through December 10, 2015. In addition, the Company's ICE common stock shares are valued based on closing price of the stock.

*Level 2* – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's only Level 2 measurement includes stock-based compensation awards.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of and during the year ended March 31, 2015.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of March 31, 2015 (in thousands):

| | | |
|---|---|---|
| Investments segregated in compliance with federal regulations | $ | 359,721 |
| Securities owned, at fair value | | 7,996 |
| ICE common stock shares | | 738 |
| | $ | 368,455 |

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. The carrying amounts of the Company's financial assets and financial liabilities which include cash and cash equivalents, cash and investments segregated in compliance with federal regulations, securities owned, receivables from and payable to brokers, dealers, and clearing organizations, receivables from and payables to brokerage customers, notes payable, and deposits with clearing organizations approximate fair value due to their short-term nature. There were no transfers between levels during the year ended March 31, 2015.

## (14) Commitments and Contingencies

### *(a) Operating Leases*

The Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2016 and its New York office expiring in July 2015, but with respect to which the

Company has executed a term sheet to extend the lease through July 2016. Future minimum lease payments as of March 31, 2015 under the operating leases (assuming that the New York office lease is extended as anticipated under the terms set forth in the recently-executed term sheet) are $505,000 for the year ending March 31, 2016 and $66,000 for the year ending March 31, 2017.

***(b) Purchase Obligations***

As of March 31, 2015, the Company had purchase obligations of $3.4 million related primarily to advertising.

***(c) Litigation and Claims***

In February 2010, the Company and the Parent Company were named as defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. In this civil action, Trading Technologies (TT) alleges that the Company and the Parent Company infringed and continue to infringe several patents held by TT. The patents relate mainly to the TradeStation "Matrix" graphical user interface. TT seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. The Company answered the complaint in August 2010 generally denying the allegations and asserted a variety of affirmative defenses. Discovery commenced and trial was initially scheduled for July 16, 2011, but did not go forward at that time since, on February 3, 2011, a federal judge granted TT's motion to consolidate 12 similar actions. On May 5, 2014, following the successful appeal by TT of an order granting summary judgment on several of the claims, TT and the Defendants, including the Company and the Parent Company, filed the Parties' Proposed Schedules for Claim Construction. On May 20, 2014, Co-Defendant TD Ameritrade filed a Covered Business Method Petition ("CBM Petition") with the Patent Trademark Office Trial and Appeal Board on the main TT patents, including the patents upon which the Company and the Parent Company were sued. On May 22, 2014, TD Ameritrade filed a motion to stay the court case pending the outcome of their CBM petition. On June 2, 2014, IBG LLC and Interactive Brokers LLC ("IBG") filed their motion to stay. On June 11, 2014, the Company and the Parent Company filed their joinder in the IBG motion to stay. On March 25, 2015, the trial court granted the motions to stay pending conclusion of the CMB Petitions. TT immediately appealed the order and on April 20, 2014 filed a Motion to Expedite the Appeal. On April 29, 2015, TT filed its opening brief in the appeal. The Company, the Parent Company and other defendants are considering filing their own CBM Petitions. While it is too early to predict the outcome of this matter, the Company and the Parent Company believe the case to be without merit and intend to defend it vigorously.

In June 2011, the Company was served with two federal court complaints, Deutsche BankTrust Company Americas Law Debenture Trust Company of NY and Wilmington Trust Company v. Waterman Broadcasting Investment Corporation, et al., and William A. Niese, et al v. Alliance Bernstein L.P., et al. The plaintiffs in the Deutsche Bank case seek to set aside allegedly fraudulent transfers of approximately $8.3 billion from the numerous defendants. The plaintiffs in the Niese case are retirees who claim to have been excluded from the Deutsche Bank case, and who are seeking $109 million from the numerous defendants. The two cases have been consolidated. The plaintiffs allege that the Company's portion of these alleged damages for the consolidated case is $266,459. On September 23, 2013, the trial judge entered an order dismissing the state law

constructive fraudulent conveyance claims asserted by the individual creditors on the grounds that the individual creditors lacked standing to assert the claims. With respect to the remaining intentional fraudulent conveyance claims, on November 21, 2013, the trial judge entered a Master Case Order directing the parties to submit proposed protocols to govern the Phase Two pre-answer motion-to-dismiss phase of the litigation along with protocols related to smaller shareholder defendants and conduit defendants. On April 25, 2014, the trial judge entered the Phase Two Motion Protocol and the Conduit Protocol. On May 22, 2014, the Company filed an affidavit in response to the Conduit Protocol on the basis that it is a "mere conduit" and should thus be dismissed from the case. On May 29, 2014, the plaintiffs and the Company stipulated to dismissal, without prejudice, of the intentional fraudulent conveyance claims. The Company believes the remaining aspects of the case that are presently on appeal to be without merit and intends to continue to participate in the defense, as a minor defendant, to the extent deemed necessary.

On or about March 11, 2014, the Company was served with a CFTC reparations complaint filed by a futures customer ("Complainant"). Complainant sought compensatory damages of $360,000, which included $300,000 of admitted speculative damages. The Claimant, who represented himself, alleged that the Company stole money from him, failed to permit him to trade commodity futures in a cash account, failed to teach him how to trade commodity futures, and took positions adverse to him in the futures market. On April 9, 2014 the Company filed its answer and affirmative defenses denying the Complainant's claims. On May 9, 2014 the CFTC Office of Proceedings filed a Notice of Formal Proceedings and assigned the case to Judgment Officer Philip McGuire. Beginning the summer of 2014, the parties engaged in discovery until the fall of 2014, which is the time at which the Complainant failed to respond to a motion to compel discovery, motion for sanctions and orders compelling same. On December 9, 2014, Judgment Officer McGuire issued an Order against the Complainant to show cause by December 31, 2014 as to why the case should not be dismissed as a result of the Complainant's discovery violations. The Complainant failed to comply with the December 9th order, so on March 9, 2015, the Judgment Officer dismissed the proceeding with prejudice and awarded costs to the Company.

On September 3, 2013, the IRS issued a 972CG notice to the Company seeking $1.5 million in penalties relating to allegedly late filed Form 1099's and missing or incorrect tax identification numbers. Penalties can be avoided under the applicable rules if the Company can show "reasonable cause" why the errors were made (or can demonstrate that the errors the IRS believes occurred actually did not occur). On October 16, 2013, the Company submitted its response letter to the IRS. Since that time, the Company has provided additional information to the IRS and the matter remains under review. It is too early to predict with any certainty whether all or components of the penalties sought will be avoided in whole or in part.

The Company is also engaged in routine regulatory matters, including a pending investigation initiated by the CFTC Division of Enforcement on May 12, 2015 against the Company and its affiliate, IBFX, Inc. involving several issues, and civil litigation or other dispute resolution proceedings, in the ordinary course of its business. While it is too early to predict an outcome, the consequences of the CFTC investigation may include censure, substantial fines, suspension and/or other sanctions or penalties.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on a periodic basis.

***(d) General Contingencies and Guarantees***

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities

pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

### (15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2015 as of May 28, 2015. Management believes that no material events have occurred since March 31, 2015 that require recognition or disclosure in the financial statement other than the CFTC Division of Enforcement investigation commenced May 12, 2015 that is described within the *Litigation and Claims* section of note 14 – Commitments and Contingencies and the funding agreement described in note 8 – Related Party Transactions.